Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, Illinois 60606

June 29, 2022

VIA EDGAR TRANSMISSION

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)
Post-Effective Amendment No. 280 / 283 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-191476, 811-22894

Dear Mr. Orlic:

This correspondence responds to a comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 28, 2022, with respect to the Registration Statement and the Trust’s series, the AXS 2X TSLA Bear ETF, AXS 2X NVDA Bear ETF, AXS 2X COP Bear ETF, AXS 2X BA Bear ETF, AXS 2X PYPL Bear ETF, AXS 2X WFC Bear ETF, AXS 2X PFE Bear ETF, AXS 2X CRM Bear ETF and AXS 2X NKE Bear ETF (referred to herein as the “Bear Funds”) and the AXS 2X TSLA Bull ETF, AXS 2X NVDA Bull ETF, AXS 2X COP Bull ETF, AXS 2X BA Bull ETF, AXS 2X PYPL Bull ETF, AXS 2X WFC Bull ETF, AXS 2X PFE Bull ETF, AXS 2X CRM Bull ETF and AXS 2X NKE Bull ETF (referred to herein as the “Bull Funds,” and together with the Bear Funds, the “Funds,” and individually, each a “Fund”). For the purposes of this letter, references in the comment and response to the “Fund” will apply to each applicable Fund covered by the Registration Statement. The Funds previously filed comment response letters on May 25, 2022 (the “May Letter”), June 23, 2022 (the “June 23 Letter”), June 24, 2022 (the “June 24 Letter”) and June 28, 2022 (the “June 28 Letter”), in response to comments given by the staff of the Commission (the “Staff”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	In Comment Response #10 in the June 23 Letter, the Registrant notes that, “Nasdaq, continuously and automatically reviews for trading halts in all of the underlying securities for which options are listed and will also do so for trading halts in securities underlying the Funds.” We would like to better understand this process for the Funds generally, as well as how it compares to the process for options. In particular, the Registrant notes that such a trading halt is implemented for the Fund “instantaneously” and that it is an “automatic” process. Is there any manual component to that process and would any such manual component contribute to any delay (whether meaningful or otherwise)? Also, please describe how this process compares to the process for options, including any differences. For example, does this process govern all types of trading halts in the underlying securities in the same way it does for options. Please cite to any applicable listing rules as appropriate.

Response: In consultation with Nasdaq, the Adviser has been advised that there is not expected to be a material delay between the time the underlying security halts on its primary listing exchange and the time trading in a Fund with the underlying halted security is halted. If an exchange halts an underlying security, Nasdaq has informed the Adviser that the Fund will be subject to the exchange rules (Nasdaq Rule 4120 Limit Up Limit Down Plan and Trading Halts) and infrastructure that is currently in place for warrants and rights (i.e. related securities). Currently rights and warrants are halted promptly following the halt of a related security. Nasdaq has informed the Adviser that it is implementing this process applicable to related security halts to ETFs with single issuer exposure. In this regard, if both the Fund and underlying issuer are Nasdaq listed, the trading halt for the Fund would be implemented immediately after the regulatory halt in the underlying issuer. If the underlying issuer has a primary listing on a different exchange, the regulatory trading halt for the underlying issuer would be processed by the primary exchange. Nasdaq will utilize its automated surveillance system (SMARTS) for trading halt notification in the underlying issuer. Upon receipt of the trading halt notification in the underlying issuer via SMARTS, Nasdaq will, pursuant to internal processes developed for related securities, promptly check to identify if there is a related Fund and, if so, then implement the trading halt in such Fund. Currently, in this scenario, it is expected to implement a Fund halt within five to ten minutes or less, which reflects the time for the analyst to become informed of the underlying issuer halt and then implement the manual process of halting the applicable Fund.

Pursuant to Rule 4120, the limit up and limit down plans applicable to a Fund will be measured separately from shares of an underlying issuer. However, as a result of its underlying issuer investment exposure, it is expected that a Fund will trigger limit up and limit down thresholds in a time frame that is at or before that of the underlying issuer.

As mentioned above, Nasdaq has informed the Adviser that the trading halt process to be implemented for the Funds will follow the process currently in place for related securities of an underlying issuer. This process is distinguished with related options, in that related options on an underlying security are third party instruments.

* * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren

Morrison C. Warren